SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               Nevstar Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64156G102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 17, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

64156G102                               13D                   Page 2 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL INVESTMENTS, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    973,641 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    973,641 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     973,641 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     77.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

64156G102                               13D                   Page 3 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL INVESTMENTS GP, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          973,641 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    973,641 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     973,641 SHARES(1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     77.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Shares are owned by Halter Financial Investments, LP of which Halter Financial Investments GP, LLC is the sole general partner.

64156G102                               13D                   Page 4 of 12 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     TIMOTHY P. HALTER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          973,641 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    973,641 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     973,641 SHARES(2)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     77.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(2) Shares are owned by Halter Financial  Investments,  LP of which TPH Capital,
L.P. is a limited partner of which TPH Capital GP, LLC is the sole general partner of which Timothy P. Halter is the sole member.

64156G102                               13D                   Page 5 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     DAVID BRIGANTE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          973,641 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    973,641 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     973,641 SHARES(3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     77.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(3) Shares are owned by Halter Financial Investments, LP of which Bellfield Capital Partners, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

64156G102                               13D                   Page 6 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     GEORGE L. DIAMOND
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          973,641 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    973,641 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     973,641 SHARES(4)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     77.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(4) Shares are owned by Halter Financial Investments, LP of which Colhurst Capital, L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George L. Diamond is the sole member.

64156G102                               13D                   Page 7 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     MARAT ROSENBERG
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     NEVADA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          973,641 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    973,641 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     973,641 SHARES(5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     77.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(5) Shares are owned by Halter Financial Investments, LP of which Rivergreen Capital, L.L.C. is a limited partner of which Marat Rosenberg is the sole member.

64156G102                               13D                   Page 8 of 12 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, $0.01 par value per share (the "Stock"), of Nevstar Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12890 Hilltop Road, Argyle, Texas 76226.


ITEM 2. IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this amended Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Halter Financial Investments, L.P., a Texas limited partnership ("HFI"); Halter Financial Investments GP, LLC, a Texas limited liability company and the general partner of HFI ("HFI GP"); Timothy P. Halter, a citizen of the United States and the sole member of TPH Capital GP, LLC which is the sole general partner of TPH Capital, L.P. which is a limited partner of HFI ("Halter"); David Brigante, a citizen of the United States and the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital Partners, L.P. which is a limited partner of HFI ("Brigante"); George L. Diamond, a citizen of the United States and the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI ("Diamond"); and Marat Rosenberg, a citizen of the United States and the sole member of Rivergreen Capital, LLC which is a limited partner of HFI ("Rosenberg").

         HFI is a Texas limited partnership, the principal business of which is to provide financial consulting services. The principal business address of HFI, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         HFI GP is a Texas limited liability company, the principal business of which is to act as general partner of HFI. The principal business address of HFI GP, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Halter's principal occupation or employment is managing HFI GP and its related entities. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Brigante's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Brigante, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Diamond's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Diamond, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Rosenberg's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Rosenberg, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

64156G102                               13D                   Page 9 of 12 Pages


         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a stock purchase agreement, on October 11, 2005, HFI was issued 250,000 newly issued shares of restricted stock for cash consideration of $75,000. HFI used "working capital" to pay this consideration. As used herein, the term "working capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

         On November 17, 2006, HFI was issued an additional 723,641 shares of restricted stock for cash consideration of $217,092.30. HFI used "working capital" to pay this consideration.


ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the transactions disclosed herein is to facilitate the desire of the Issuer to effect a reverse merger with an as yet unidentified private company at some point in the future. In order to further such a potential reverse merger, the Reporting Persons have acquired control of the Issuer through a purchase of outstanding shares of common stock. .


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-3(a), at the close of business on November 17, 2006, HFI may be deemed to be the beneficial owner of 973,641 shares of the Stock, which constitutes approximately 77.9% of the 1,250,090 shares of the Stock outstanding on November 17, 2006 (the "Outstanding Shares"). HFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 17, 2006, HFI GP, as the sole general partner of HFI, may be deemed to be the beneficial owner of 973,641 shares of the Stock, which constitutes approximately 77.9% of the Outstanding Shares. HFI GP, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 17, 2006, Halter, as the sole member of TPH Capital GP, LLC which is the sole general partner of TPH Capital, L.P. which is a limited partner of HFI, may be

64156G102                              13D                   Page 10 of 12 Pages


deemed to be the beneficial owner of 973,641 shares of the Stock, which constitutes approximately 77.9% of the Outstanding Shares. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 17, 2006, Brigante, as the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 973,641 shares of the Stock, which constitutes approximately 77.9% of the Outstanding Shares. Brigante, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 17, 2006, Diamond, as the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 973,641 shares of the Stock, which constitutes approximately 77.9% of the Outstanding Shares. Diamond, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 17, 2006, Rosenberg, as the sole member of Rivergreen Capital, LLC which is a limited partner of HFI, may be deemed to be the beneficial owner of 973,641 shares of the Stock, which constitutes approximately 77.9% of the Outstanding Shares. Rosenberg, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         Transactions effected in the last 60 days:

----------- ------------------- ----------- ----------- ------------------------
 Reporting         Date          Number of   Price per     How the transaction
  Person                           Shares     Share           was effected
----------- ------------------- ----------- ----------- ------------------------
   HFI       November 17, 2006   723,641     $.30        Private Stock Purchase
----------- ------------------- ----------- ----------- ------------------------

64156G102                              13D                   Page 11 of 12 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth below, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting
Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

         HFI and W/F Investment Corp. have entered into a Put Option Agreement pursuant to which W/F Investment may require HFI to purchase up to 199,869 shares of common capital stock of the Issuer held by W/F Investment at a price per share of $2.00 at any time during the period of time (i) commencing 180 days after October 11, 2005 and (ii) ending upon the earlier of six (6) months following the Issuer's completion of a transaction whereby it acquires operating control, or substantially all of the assets, of a privately held corporation generating revenues as reported in financial statements audited in conformity with accounting practices generally accepted in the United States or two (2) years from October 11, 2005.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1:     Stock  Purchase  Agreement  dated  November  17,  2006  by and
------------      between HFI and the Issuer.

Exhibit 10.2:     Put Option  Agreement  dated  November 17, 2006 by and between
------------      HFI and W/F Investments Corp.

64156G102                              13D                   Page 12 of 12 Pages



         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


         DATED:   November 17, 2006

                                        Halter Financial Investments, L.P.,
                                        a Texas limited partnership

                                        By: Halter Financial Investments GP, LLC
                                             Its: General Partner

                                        By: /s/ Timothy P. Halter
                                           -------------------------------------
                                        Its: Chairman


                                        Halter Financial Investments GP, LLC,
                                        a Texas limited liability company

                                        By:   /s/ Timothy P. Halter
                                           -------------------------------------
                                        Its: Chairman


                                         /s/ Timothy P. Halter
                                        ----------------------------------------
                                        Timothy P. Halter


                                         /s/ David Brigante
                                        ----------------------------------------
                                        David Brigante


                                         /s/ George L. Diamond
                                        ----------------------------------------
                                        George L. Diamond


                                         /s/ Marat Rosenberg
                                        ----------------------------------------
                                        Marat Rosenberg

                                                                    Exhibit 10.1

                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 17th day of November, 2006 by and between Halter Financial Investments, L.P., a Texas limited partnership ("Purchaser"), maintaining an address at 12890 Hilltop Road, Argyle, Texas 76226, and Nevstar Corporation, a Nevada corporation (the "Company"), also maintaining an address at 12890 Hilltop Road, Argyle, Texas 76226.

                              W I T N E S S E T H:

         WHEREAS, the Company desires to sell to Purchaser and Purchaser desires to purchase from the Company a total of 723,641 newly issued, restricted shares (the "Shares") of the common capital stock of the Company, par value $0.01 per share, upon the terms, provisions, and conditions and for the consideration hereinafter set forth; and

         NOW, THEREFORE, for and in consideration of the premises and mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby represent, warrant, covenant, and agree as follows:

Section 1. Issuance and Sale of Shares.

         Based upon the representations, warranties, and covenants and subject to the terms, provisions, and conditions contained in this Agreement, the Company agrees to sell and deliver the Shares to Purchaser, free and clear of all liens, pledges, encumbrances, security interests, and adverse claims, and Purchaser agrees to purchase the Shares from the Company for the consideration hereinafter set forth.

Section 2. Purchase Price.

         The total purchase price to be paid to the Company by Purchaser for the Shares is $217,092.30 (the "Purchase Price"), payable in cash by wire transfer of immediately available funds or certified check.

Section 3. The Closing.

         Upon execution of this Agreement (the "Closing"), the Company shall deliver to Purchaser a certificate(s) evidencing the Shares issued in the name of Purchaser, and immediately upon delivery thereof, Purchaser shall deliver to Company the Purchase Price.

Section 4. Representations and Warranties of the Company.

         In connection with the transactions contemplated by this Agreement, the Company hereby represents and warrants to Purchaser as follows:

4.1. Validity of Transaction.

         This Agreement and, as applicable, each other agreement contemplated hereby are, or upon execution will be, valid and legally binding obligations of the Company, enforceable in accordance with their respective terms against the Company, except as limited by bankruptcy, insolvency and similar laws affecting creditors generally, and by general principles of equity. At the time that the Shares are sold, assigned, transferred and conveyed to Purchaser pursuant to this Agreement, the Shares will be duly authorized, validly issued, fully paid and nonassessable.

4.2.     Authority.

         The execution, delivery and performance of this Agreement have been duly authorized by the Company and will not violate any applicable federal or state law, any order of any court or government agency or the Articles of Incorporation or By-laws of the Company. The execution, delivery and performance of this Agreement will not result in any breach of or default under, or result in the creation of any encumbrance upon any of the assets of the Company pursuant to the terms of any agreement by which the Company or any of its respective assets may be bound.

Section 5. Representations and Warranties of Purchaser.

         Purchaser acknowledges and understands that the Shares are being acquired for investment in a transaction that is considered to be exempt from registration. In connection with the transactions contemplated hereby, Purchaser hereby represents and warrants to the Company that:

5.1. Investment Purposes.

         Purchaser is acquiring the Shares solely for investment purposes and not with a view to, or for resale in connection with, any distribution thereof or with any present intention of distributing or selling any of the Shares, except as allowed by the Securities Act of 1933, as amended, or any rules or regulations promulgated thereunder (collectively, the "Act").

5.2. Disposition of Shares.

         Purchaser will hold the Shares subject to all of the applicable provisions of the Act, and Purchaser will not at any time make any sale, transfer, or other disposition of the Shares in contravention of said Act.

5.3. Economic Risk.

         Purchaser acknowledges that it must bear the economic risk of its investment in the Shares for an indefinite period of time since the Shares have not been registered under the Act and therefore cannot be sold unless the Shares are subsequently registered or an exemption from registration is available.

5.4. No Public Solicitation.

         The sale of the Shares to Purchaser is being made without any public solicitation or advertisements.

5.5. Criminal Proceedings.

         Neither  the  Purchaser  and  its   respective   officers,   directors,
affiliates, promoters nor any predecessor of the Purchaser have been subject to or suffered any of the following:

         o Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other misdemeanor offenses) within ten (10) years from the date hereof;

         o Any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities within ten (10) years of the date hereof; or

         o Being found guilty by a court of competent jurisdiction (in a civil action), the SEC or the CFTC to have violated a federal or state securities or commodities law within ten (10) years of the date hereof, and the judgment has not been reversed, suspended or vacated.

5.6. Information.

         Purchaser has received and reviewed such information as Purchaser deems necessary to evaluate the risks and merits of its investment in the Company.

5.7.     Accredited Investor.

         Purchaser is an "accredited investor" within the meaning of rule 501 of Regulation D promulgated under the Act.

5.8. Financial Matters Experience.

         o Purchaser has such knowledge and experience in financial matters as to be capable of evaluating the merits and risks of an investment in the Shares.

Section 6. Conditions to the Obligations of Purchaser at Closing.

         The   obligations  of  Purchaser  at  Closing  are   conditioned   upon
satisfaction, on or prior to such date, of the following conditions, which conditions are further conditioned upon the delivery of the Purchase Price by
Purchaser:

6.1. Stock Certificates.

         The Company shall have delivered to Purchaser certificate(s) issued in the name of Purchaser representing the number of Shares to be purchased by Purchaser pursuant to this Agreement.

Section 7. Survival of Representations and Warranties.

         All representations, warranties, covenants, and agreements contained herein shall not be discharged or dissolved upon, but shall survive the Closing and shall be unaffected by any investigation made by any party at any time.

Section 8. Entirety and Modification.

         This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements and understandings, whether oral or written, between the parties hereto relating to such subject matter. No modification, alteration, amendment, or supplement to this Agreement shall be valid or effective unless the same is in writing and signed by all parties hereto.

Section 9. Successors and Assigns.

         This Agreement shall be binding upon and inure to the benefit of the respective parties hereto, their successors and permitted assigns, heirs, and personal representatives.

Section 10. Notices.

         All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made if hand delivered, mailed from within the United States by certified mail, or sent by overnight delivery service to the applicable address appearing in the preamble to this Agreement, or to such other address as either party may have designated by like notice forwarded to the other party hereto. All notices shall be deemed given when postmarked (if mailed), when delivered to an overnight delivery service or, if hand delivered, when delivered to the recipient.

Section 11. Severability.

         Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

Section 12. Headings.

         The headings of this Agreement are inserted for convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof.

Section 13. Counterparts.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 14. Legal Fees and Costs.

         If a legal action is initiated by any party to this Agreement against another, arising out of or relating to the alleged performance or non-performance of any right or obligation established hereunder, or any dispute concerning the same, any and all fees, costs and expenses reasonably incurred by each successful party or his, her or its legal counsel in investigating, preparing for, prosecuting, defending against, or providing evidence, producing documents or taking any other action in respect of, such action shall be the joint and several obligation of and shall be paid or reimbursed by the unsuccessful party or parties.

Section 15. Publicity.

         Except as otherwise required by law, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

Section 16. Governing Law.

         This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada without reference to conflicts of law provisions..

Section 17. Jurisdiction.

         Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of Nevada or of the United States of America for the District of Nevada and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address specified in Section 10, such service to become effective 10 days after such mailing.

         IN WITNESS WHEREOF, the parties hereto have duly executed this agreement as of the date first written above.

PURCHASER:                             HALTER FINANCIAL INVESTMENTS, L.P.


                                       By: Halter Financial Investments GP, LLC,
                                           its general partner


                                       By: /s/ Timothy P. Halte
                                          --------------------------------------
                                          Timothy P. Halter, Chairman


THE COMPANY:                                NEVSTAR CORPORATION


                                       By: /s/ Timothy P. Halte
                                          --------------------------------------
                                          Timothy P. Halter, Sole Officer

                                                                    Exhibit 10.2


                              PUT OPTION AGREEMENT


         This PUT OPTION AGREEMENT (this "Agreement") is made as of this 17th day of November 17, 2006 by and among Halter Financial Investments, L.P., a Texas limited partnership ("Optionor"), and W/F Investment Corp., a California corporation, and W/F Nevstar LLC, a California limited liability company (collectively, "Optionees" and together with Optionor, the "Parties").

                              W I T N E S S E T H :

         A. Optionor invested $75,000.00 in Nevstar Corporation, a Nevada corporation (the "Company"), pursuant to the terms of that certain Stock Purchase Agreement (the "Purchase Agreement") dated October 11, 2005 by and between Optionor and the Company.

         B. Optionor invested $217,092.30 in the Company pursuant to the terms of that certain Stock Purchase Agreement dated November 17, 2006 by and between Optionor and the Company.

         C. W/F Investment Corp. received 107,000 newly issued, restricted shares of the common capital stock of the Company and $100,000 in full satisfaction of the Company's $501,945.66 indebtedness to W/F Investment Corp. pursuant to the terms of that certain Settlement and Stock Issuance Agreement dated November 17, 2006 by and between W/F Investment Corp. and the Company.

         D. As further inducement for Optionees to allow Optionor to invest in the Company, Optionor agreed to grant to Optionees the Put Option (as defined below).

         E. The Purchase Agreement contained a post-closing obligation requiring Optionor to enter into this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual promises set forth in this Agreement;

         THE PARTIES AGREE AS FOLLOWS:

         1. Put Option.

                  a. Optionor hereby grants to Optionees, or either of them, an option (the "Put Option") to require Optionor to purchase up to 199,869 shares of common capital stock of the Company, par value $0.01 per share, held by Optionees (the "Option Shares") at a price per share of $2.00 pursuant to the terms of this Agreement.

                  b. The Put Option may only be exercised during the period of time (i) commencing 180 days following the closing of the Purchase Agreement and
(ii) ending upon the earlier of six (6) months following the Company's completion of a transaction whereby the Company acquires operating control, or substantially all of the assets, of a privately held corporation generating revenues as reported in conformity with accounting practices generally accepted in the United States or two (2) years following the closing of the Purchase Agreement (such period of time, the "Exercise Period").

         2. Exercise of the Option.

                  a. The Put Option may be exercised by written notice given by Optionees, or either of them, to Optionor exercising the Put Option (as long as such Optionee owns the shares subject to the exercise).

                  b. Optionees, or either of them, may exercise the Put Option on a serial basis, until such time as (i) the Put Option has been exercised with regard to all 199,869 shares of common capital stock of the Company subject to the Put Option or (ii) the Put Option has terminated pursuant to the terms of
Section 2(d) below.

                  c. Optionor shall make payment for all Option Shares with regard to which the put option is exercised within ten (10) days following Optionor's deemed receipt of the written notice exercising the Put Option. Payment shall be made to the Optionee owning the shares subject to the exercise in cash by wire transfer of immediately available funds or certified check.

                  d. If the Put Option is not exercised during the Exercise Period, then the Put Option will terminate, and be null, void and of no further effect immediately following the end of the Exercise Period.

         3.  Optionor's   Representations   and   Warranties.   Optionor  hereby
represents and warrants to Optionees that:

                  a. Optionor has full legal right, power and authority, without the consent of any other person, to execute and deliver this Agreement and to carry out the transactions contemplated hereby.


                  b. This Agreement has been duly executed and delivered by Optionor and is the lawful, valid and legally binding obligation of Optionor, enforceable in accordance with its terms.

                  c. This Agreement does not violate any other agreement to which Optionor is a party or any agreement or law of which Optionor is aware.

                  d. Optionor acknowledges that the Option Shares (i) have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or regulatory body, (ii) are being offered and sold in reliance upon exemptions from the requisite requirements of the Securities Act and such laws, and (iii) may not be transferred or resold except without registration under such laws unless an exemption is available.

                  e. Optionor represents and warrants that Optionor (i) upon exercise of the Put Option, would acquire the Option Shares solely for investment purposes, and not with a view toward, or for sale in connection with, any distribution thereof, (ii) has received and reviewed any such information as Optionor deems necessary to evaluate the merits and risks of the investment in the Option Shares, (iii) is an "accredited investor" within the meaning of Rule 501 under the Securities Act of 1933, and (iv) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Option Shares, including, without limitation, a complete loss of the investment.

         4. Notices. Any notice required or permitted by any provision of this Agreement shall be given in writing and shall be delivered personally or by courier, or by registered or certified mail, postage prepaid, addressed to the applicable address as set forth in the signature page hereto or such other address as the parties may designate in writing from time to time. Notices that are mailed shall be deemed received five (5) days after deposit in the United States mail. Notices sent by courier or overnight delivery shall be deemed received two (2) days after they have been so sent.

         5. Further Instruments and Actions. The Parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

         6. Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof, supersedes all other agreements between or among any of the Parties with respect to the subject matter hereof.

         7. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada without reference to conflicts of law provisions.

         8. Jurisdiction. Each Party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of Nevada or of the United States of America for the District of Nevada and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each Party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address specified in Section 4, such service to become effective 10 days after such mailing.

         9. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of all Parties.

         10. Separability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         11. Attorney's Fees. In the event that any dispute among the Parties to this Agreement should result in litigation, the prevailing Party in such dispute shall be entitled to recover from the losing Party all fees, costs and expenses of enforcing any right of such prevailing Party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

         12. Publicity. Except as otherwise required by law, none of the Parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval lf the other to the contents and the manner of presentation and publication thereof.

         13.  Headings.   The  headings  of  this  Agreement  are  inserted  for
convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof.

         14. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective Parties hereto, their successors and permitted assigns, heirs, and personal representatives.

         15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                [Balance of the page intentionally left blank.]

                     SIGNATURE PAGE TO PUT OPTION AGREEMENT

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.



                                            OPTIONEES:

                                            W/F INVESTMENT CORP.


Address: 1900 Avenue of the Stars           By: /s/ William O. Fleischman
         Suite 2410                            ---------------------------------
         Los Angeles, California  90067        William O. Fleischman, President

                                            W/F NEVSTAR LLC


Address: 1900 Avenue of the Stars           By: /s/ William O. Fleischman
         Suite 2410                            ---------------------------------
         Los Angeles, California  90067        William O. Fleischman,
                                               Managing Member

                                            OPTIONOR:

                                            HALTER FINANCIAL INVESTMENTS, L.P.

Address: 12890 Hilltop Road                 By: Halter Financial Investments GP,
         Argyle, Texas  76226                   LLC, its general partner

                                            By: /s/ Timothy P. Halter
                                               ---------------------------------
                                               Timothy P. Halter, Chairman